SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Seaport Global Acquisition II Corp.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

81221H105

(CUSIP Number)

Stephen Smith

360 Madison Avenue, 23rd Floor

New York, NY

212-616-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) SEAPORT GLOBAL SPAC II, LLC, ID No. 87-1326892
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) N/A
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,393,750 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,393,750 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,393,750 (Item 5) (1)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 44.4%
14	Type of reporting person (SEE INSTRUCTIONS) OO

CUSIP No. 81221H105

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Seaport Global Asset Management, LLC I.D. 46-4157685
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) N/A
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,393,750 (Indirect) (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,393,750 (Indirect) (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,393,750 (Indirect) (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 44.4%
14	Type of reporting person (SEE INSTRUCTIONS) OO

CUSIP No. 81221H105

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Stephen Smith
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) N/A
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,393,750 (Indirect) (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,393,750 (Indirect) (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,393,750 (Indirect) (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 44.4%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock of Seaport Global Acquisition II Corp. (the “Issuer”), a Delaware corporation with principal offices located at 360 Madison Avenue, 23rd Floor, New York, NY.

Item 2.	Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a), (b) and (c) - This statement is being filed by one or more of the following persons:

•	Seaport Global SPAC II, LLC (the “Sponsor”);
•	Seaport Global Asset Management, LLC (“SGAM”).
•	Stephen C. Smith

Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as “Reporting Persons”.

The business and purpose of the Sponsor is to invest in the securities of the Issuer, to assist the Issuer in sourcing, analyzing and consummating acquisition opportunities and to exercise all other powers necessary or reasonably connected or incidental thereto. The Sponsor is a Delaware limited liability company having its principal place of business 360 Madison Avenue, 23rd Floor, New York, NY.

The business and purpose of SGAM is to serve as an investment advisor. SGAM is a Delaware limited liability company having its principal place of business at 360 Madison Avenue, 23rd Floor, New York, NY.

SGAM is the managing member of the Sponsor and has voting and investment discretion with respect to the common stock held of record by the Sponsor. Stephen C. Smith is the Chief Executive Officer of Chairman of the Investment Committee of SGAM and has voting and investment discretion with respect to the common stock held of record by the Sponsor. SGAM is wholly-owned by Seaport Global Holdings ("SGH"), which is owned by Mr. Smith, Michael Meagher and Michael Meyer. Each of SGAM, SGH, and Messrs. Smith, Meagher and Meyer disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(d) - Not applicable.

(e) - Not applicable.

(f) - Reference is made to Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons did not use any Funds with respect to the transaction; rather, the Reporting Persons elected to convert 3,393,750 shares of its Class B Common Stock into shares of Class A Common Stock on a one for one basis. As described in the Issuer's Current Report on Form 8-K filed with the Securities Exchange Commission on February 15, 2023, the Issuer's amended and restated certificate of incorporation was amended to provide that the shares of Class B common stock may be converted into shares of Class A common stock on a one-for-one basis prior to the closing of a business combination at the election of the holder.. The Reporting Persons previously contributed 200,000 shares of Class B Common Stock to the Issuer’s IPO trust account which is described in the Registration Statement.

Item 4.	Purpose of Transaction

Each of the Reporting Persons has converted and holds the Securities reported by it for investment and in furtherance of its stated business and purpose, as specified in Item 1 of Schedule 13D.

Other than as described herein or as permitted by the Issuer’s charter, none of the Reporting Persons, and none of the Covered Persons who is not a Reporting Person, has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest In Securities Of The Issuer

(a) The aggregate number of Securities to which this Schedule 13D relates is 3,393,750 shares of Common Stock, representing 43.2% of the 7,843,498 shares of Common Stock outstanding as reported by the Issuer (inclusive of the 200,000 shares of Class B Common Stock held in the trust account). The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Common Stock Outstanding
Sponsor	3,393,750	43.2%(1)

(1) Percentages are calculated based on the 7,643,498 shares of Common Stock outstanding, inclusive of 200,000 shares of Class B Common Stock held in trust account.

SGAM is the managing member of the Sponsor and has voting and investment discretion with respect to the common stock held of record by the Sponsor. Stephen C. Smith is the Chief Executive Officer of Chairman of the Investment Committee of SGAM and has voting and investment discretion with respect to the common stock held of record by the Sponsor. SGAM is wholly-owned by Seaport Global Holdings ("SGH"), which is owned by Mr. Smith, Michael Meagher and Michael Meyer. Each of SGAM, SGH, and Messrs. Smith, Meagher and Meyer disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

As of the date of this filing, the Reporting Persons hold 3,393,750 shares of Common Stock, which is 43.2% of the total outstanding Common Stock (inclusive of the 200,000 shares of Class B Common Stock held in the trust account).

The Sponsor also owns Private Placement Warrants (as described in the Registration Statement) exercisable for 7,531,250 shares of Class A Common Stock which are not currently exercisable.

(b) The Reporting Persons have the direct and indirect sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it for its own benefit.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Securities reported herein do not participate in, and are not otherwise entitled in any manner to, any of the proceeds in the Trust Account, as such term is defined in the Issuer’s charter; as such, the relevant provisions set forth in Article FOURTH and Article SIXTH of the Issuer’s charter pertaining to the redemption, conversion and/or tender of shares of Class A Common Stock for cash do not apply to such Securities.

Item 7.	Material to be Filed as an Exhibit

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2023

Seaport Global SPAC II, LLC

By: SEAPORT GLOBAL ASSET MANAGEMENT LLC, as the managing member of Seaport Global SPAC II, LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

Seaport Global Asset Management, LLC

By:	/s/ Stephen C. Smith
Name:	Stephen C. Smith
Title:	Chief Executive Officer

By:	/s/ Stephen C. Smith

SCHEDULE I

Information with Respect to Executive

Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal business occupation or employment; and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws, except as reported in Item 2(d) and (e) of this Schedule 13D.

Present Principal Occupation or
Name		Citizenship
Employment and Address

Stephen Smith	CEO of Seaport Global Asset Management, LLC, 360 Madison Avenue,	US
23rd Floor, New York, NY

SCHEDULE II

INFORMATION WITH RESPECT TO

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR

SINCE THE MOST RECENT FILING ON SCHEDULE 13D

On February 14, 2023, the Sponsor contributed 200,000 shares of Class B Common Stock to the Issuer’s IPO trust account.